United States securities and exchange commission logo





                            June 6, 2024

       Yushun Ting
       President and Chief Executive Officer
       Fashionista Distributor Holdings Inc.
       2F., No. 24, Sec.1, Chongqing N. Rd., Datong Dist.
       Taipei City, Taiwan (R.O.C) 103

                                                        Re: Fashionista
Distributor Holdings Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 24, 2024
                                                            File No. 333-277616

       Dear Yushun Ting:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 26, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Risk Factors
       Risks Related to Our Business and Industry
       We depend on a few major customers..., page 7

   1. Please disclose the timeframe over which the revenue associated with the six new agreements stated in
the third paragraph is to be recognized.
       Dilution, page 23

   2. Please explain to us why the pre-offering book value per share changes in each scenario.
 Yushun Ting
FirstName
FashionistaLastNameYushun    TingInc.
            Distributor Holdings
Comapany
June 6, 2024NameFashionista Distributor Holdings Inc.
June 6,
Page 2 2024 Page 2
FirstName LastName
       Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Wei Wang